SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14th December 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, 14th December 2009

                   re: Strong Support for the Rights Issue

121
/09

14
 December
 2009
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM HONG KONG, ISRAEL, JAPAN, THAILAND OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
LLOYDS BANKING GROUP PLC ANNOUNCES
STRONG SUPPORT FOR THE RIGHTS ISSUE
Following the closing of the Rights Issue offer period on 11 December 2009, Lloyds Banking Group announces that it has received valid acceptances in respect of 34,794,322,592 New Shares representing approximately 95.314 per cent of the total number of New Shares to be issued pursuant to the Rights Issue announced by the Company on 3 November 2009.

Commenting on the results of the Rights Issue, Eric Daniels, Group Chief Executive, said:
"I would like to thank our shareholders for their considerable support for our capital raising programme.

Our focus remains on delivering on our plans to become the UK's leading financial services company, which we believe will result in significant benefits for all our shareholders."

It is expected that the New Shares in uncertificated form will be c redited to CREST accounts on 14
December 2009 and that definitive share certificates will be dispatched to shareholders by no later than 29 December 2009.

It is expected that the New Shares will commence trading fully paid on London Stock Exchange plc's main market for listed securities on 14 December 2009.

The
 joint
global co-ordinators
 will use reasonable endeavours to procure subscribers for the balance of New Shares for which valid acceptances were not received.

A further announcement as to the number of New Shares for which subscribers have been procured will be made in due course.

- END -

For further information:

Investor Relations
Michael Oliver
                                                                   +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe
                                                            +44 (0) 20 7356 1571
Senior Manager,
Investor Relations

Email:
douglas.radcliffe
@ltsb-finance.co.uk

Media Relations
Shane O'Riordain
                                                            +44 (0) 20 7356 1849
Group Communications Director
Email: shaneo'riordain@lloydsbanking.com

Ross Keany

+44 (0) 131 243 7195
Senior Media Relations Manager
Email: ross_keany@bankofscotland.co.uk

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.
This
 announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Nil Paid Rights, Fully Paid Rights and New Shares have not been and will not be registered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer of the Nil Paid Rights, Fully Paid Rights and New Shares in the United States. Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the Nil Paid Rights, Fully Paid Rights and New Shares or passed an opinion on the adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States. Shareholders who are or become affiliates (within the meaning of the
Securities Act) of Lloyds Banking Group will be subject to restrictions on the resale of the New Shares in the United States.
The securities mentioned herein may not be offered, sold, resold, transferred or delivered, directly or indirectly, in any restricted
jurisdiction absent registration or an applicable exemption from the registration requirements of the relevant laws of any restricted
jurisdiction. There will be no public offer of such securities in any restricted
jurisdiction. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.
The contents of Lloyds Banking Group's website do not form part of this announcement.
The contents of this announcement are not to be construed as legal, financial, business or tax advice. Each investor should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  14th December 2009